1
INTERIM REPORT
For the three months ended
March 31, 2008

CONSOLIDATED BALANCE SHEETS
as at March 31, 2008 and December 31, 2007
(unaudited – US$ millions)

	2008	2007
	(audited)
Assets Cash, short term investments and marketable securities	1,154.6	971.8
Accounts receivable and other	1,767.9	1,908.8
Recoverable from reinsurers (including recoverables on paid losses – $341.4; 2007 – $371.8)	4,804.7	5,038.5
	7,727.2	7,919.1
Portfolio investments Subsidiary cash and short term investments (cost $4,412.9; 2007 – $3,218.8)	4,418.3	3,218.1
Bonds (cost $9,294.2; 2007 – $9,978.8)	9,561.5	10,049.9
Preferred stocks (cost $20.0; 2007 – $20.8)	19.0	19.9
Common stocks (cost $2,539.0; 2007 – $2,314.9)	2,617.8	2,617.5
Investments, at equity (fair value $492.9; 2007 – $485.7)	426.8	408.0
Derivatives and other invested assets (cost $281.9; 2007 – $339.7)	898.1	979.6
Assets pledged for short sale and derivative obligations (cost $1,580.2; 2007 – $1,800.9)	1,588.7	1,798.7
	19,530.2	19,091.7
Deferred premium acquisition costs	359.8	371.1
Future income taxes	213.5	344.3
Premises and equipment	80.7	81.6
Goodwill	53.0	53.8
Other assets	69.0	80.2
	28,033.4	27,941.8
Liabilities Accounts payable and accrued liabilities	1,040.6	1,144.1
Income taxes payable	241.6	68.9
Short sale and derivative obligations – holding company	21.8	8.4
Short sale and derivative obligations – subsidiary companies	926.9	1,054.4
Funds withheld payable to reinsurers	330.7	362.6
	2,561.6	2,638.4
Provision for claims	14,904.9	15,048.1
Unearned premiums	2,133.8	2,241.5
Long term debt – holding company borrowings	929.5	1,063.2
Long term debt – subsidiary company borrowings	911.1	915.0
Other long term obligations – holding company	191.3	192.6
	19,070.6	19,460.4
Non-controlling interests	1,592.0	1,585.0
Contingencies (note 7) Shareholders’ Equity Common stock	2,243.2	2,067.4
Other paid in capital	–	57.9
Treasury stock, at cost	(22.5)	(22.6)
Preferred stock	136.6	136.6
Retained earnings	2,178.9	1,658.2
Accumulated other comprehensive income	273.0	360.5
	4,809.2	4,258.0
	28,033.4	27,941.8

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three months ended March 31, 2008 and 2007
(unaudited – US$ millions except per share amounts)

	2008	2007
Revenue Gross premiums written	1,220.1	1,231.7
Net premiums written	1,064.0	1,069.4
Net premiums earned	1,117.9	1,137.9
Interest and dividends	180.1	198.6
Net gains on investments	1,092.8	98.8
Claims fees	—	99.7
	2,390.8	1,535.0
Expenses Losses on claims	804.9	773.7
Operating expenses	211.3	284.8
Commissions, net	181.9	185.5
Interest expense	41.2	48.9
	1,239.3	1,292.9
Earnings from operations before income taxes	1,151.5	242.1
Provision for income taxes	380.1	79.3
Net earnings before non-controlling interests	771.4	162.8
Non-controlling interests	(139.6)	(51.9)
Net earnings	631.8	110.9
Net earnings per share	$34.72	$6.10
Net earnings per diluted share	$33.78	$5.88
Cash dividends paid per share	$5.00	$2.75
Shares outstanding (000) (weighted average)	18,107	17,730

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three months ended March 31, 2008 and 2007
(unaudited – US$ millions)

	2008	2007
Net earnings	631.8	110.9
Other comprehensive income, net of income taxes Change in net unrealized gains (losses) on available for sale securities(1)	(37.4)	14.3
Reclassification of net (gains) on available for sale securities to earnings(2)	(4.1)	(22.0)
Change in unrealized foreign currency translation gains (losses)(3)	(46.0)	13.8
Other comprehensive income (loss)	(87.5)	6.1
Comprehensive income	544.3	117.0

__________

(1)	Net of income tax recovery of $3.3 (2007 – income tax expense of $4.3).
(2)	Net of income tax recovery of $4.0 (2007 – $9.2).
(3)	Net of income tax recovery of $2.6 (2007 – income tax expense of $5.0).

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
for the three months ended March 31, 2008 and 2007
(unaudited – US$ millions)

	2008	2007
Common stock – Subordinate voting shares – beginning of period	2,063.6	2,068.1
Conversion of convertible senior debentures	192.3	—
Purchases for cancellation during the period	(16.5)	—
Subordinate voting shares – end of period	2,239.4	2,068.1
Multiple voting shares – beginning and end of period	3.8	3.8
Common stock	2,243.2	2,071.9
Other paid in capital — beginning of period	57.9	57.9
Conversion of convertible senior debentures	(57.9)	—
Other paid in capital — end of period	–	57.9
Treasury shares (at cost) — beginning of period	(22.6)	(18.3)
Reissuances during the period	0.1	—
Treasury shares (at cost) — end of period	(22.5)	(18.3)
Preferred stock – Series A – beginning and end of period	51.2	51.2
Series B – beginning and end of period	85.4	85.4
Preferred stock	136.6	136.6
Retained earnings – beginning of period	1,658.2	596.6
Transition adjustment – financial instruments	–	29.8
Net earnings for the period	631.8	110.9
Excess over stated value of shares purchased for cancellation	(19.0)	—
Common share dividends	(88.9)	(49.0)
Preferred share dividends	(3.2)	(2.8)
Retained earnings — end of period	2,178.9	685.5
Accumulated other comprehensive income — beginning of period	360.5	12.2
Transition adjustment – financial instruments	–	49.5
Other comprehensive income	(87.5)	6.1
Accumulated other comprehensive income — end of period	273.0	67.8
Retained earnings and accumulated other comprehensive income	2,451.9	753.3
Total shareholders’ equity	4,809.2	3,001.4
Number of shares outstanding Common stock – Subordinate voting shares – beginning of period	16,918,020	16,981,970
Issuances on conversion of convertible senior debentures	886,888	—
Purchases for cancellation	(130,600)	—
Net treasury shares reissued (acquired)	50	(760)
Subordinate voting shares – end of period	17,674,358	16,981,210
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder	(799,230)	(799,230)
Common stock effectively outstanding – end of period	18,423,128	17,729,980
Preferred stock – Series A – beginning and end of period	3,000,000	3,000,000
Series B – beginning and end of period	5,000,000	5,000,000

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31, 2008 and 2007
(unaudited – US$ millions)

	2008	2007
Operating activities Earnings before non-controlling interests	771.4	162.8
Amortization	3.7	9.2
Bond (discount) premium amortization	1.5	(5.9)
Earnings on investments, at equity	—	(15.7)
Future income taxes	132.3	31.5
Net gains on available for sale securities	(8.1)	(45.7)
Other net gains on investments	(1,084.7)	(53.1)
	(183.9)	83.1
Changes in:
Provision for claims	(37.8)	(127.6)
Unearned premiums	(75.8)	(113.2)
Accounts receivable and other	76.3	113.3
Recoverable from reinsurers	191.1	190.3
Funds withheld payable to reinsurers	(31.9)	(3.1)
Accounts payable and accrued liabilities	(86.3)	(48.5)
Income taxes payable	172.8	7.1
Other	17.1	(16.9)
Cash provided by operating activities	41.6	84.5
Investing activities Net sales (purchases) of assets and liabilities classified as held for trading	999.0	(50.3)
Net sales of securities designated as held for trading	0.7	30.8
Available for sale securities – purchases	(1,460.9)	(1,913.6)
— sales	1,782.6	232.4
Net purchases of short term investments	(934.6)	(789.4)
Net increase in restricted cash and cash equivalents	(188.1)	(151.0)
Net purchases of investments, at equity	(21.1)	(14.1)
Purchases of premises and equipment	(5.9)	(8.9)
Cash provided by (used in) investing activities	171.7	(2,664.1)
Financing activities Issuance – subsidiary indebtedness	—	0.7
Repayment – long term debt – holding company	—	(72.7)
Repayment – other long term obligations – holding company	(1.3)	(1.1)
Repurchase of subsidiary securities	(87.8)	—
Subordinate voting shares repurchased	(35.5)	—
Common share dividends	(88.9)	(49.0)
Preferred share dividends	(3.2)	(2.8)
Dividends paid to non-controlling interests	(6.6)	(6.6)
Cash used in financing activities	(223.3)	(131.5)
Foreign currency translation	6.4	7.2
Decrease in cash and cash equivalents	(3.6)	(2,703.9)
Cash and cash equivalents – beginning of period	3,112.5	5,763.8
Cash and cash equivalents – end of period	3,108.9	3,059.9

See accompanying notes.

Cash and cash equivalents consist of cash and short term investments, including subsidiary cash and short term investments, and exclude subsidiary cash and short term investments that are restricted. Cash equivalents are readily convertible into cash and have maturities of three months or less. Cash and cash equivalents were as follows:

	March 31, 2008	December 31, 2007
Cash and short term investments	211.7	31.3
Subsidiary cash and short term investments	2,386.9	2,164.8
Cash and short term investments pledged for short sale and derivative obligations	1,023.3	1,244.2
	3,621.9	3,440.3
Restricted cash and short term investments	(513.0)	(327.8)
	3,108.9	3,112.5

See accompanying notes.

Notes to Consolidated Financial Statements
for the three months ended March 31, 2008 and 2007
(unaudited – in US$ millions except per share amounts and as otherwise indicated)

1.   Basis of Presentation

These consolidated financial statements should be read in conjunction with the company’s consolidated financial statements for the year ended December 31, 2007. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies as were used for the company’s consolidated financial statements for the year ended December 31, 2007, and although they do not include all disclosures required by Canadian GAAP for annual financial statements, in management’s opinion they include all disclosures necessary for the fair presentation of the company’s interim results.

2.   Cash and Investments

Cash and short term investments, marketable securities, portfolio investments and short sale and derivative obligations by financial instrument classification are shown in the table below:

	March 31, 2008					December 31, 2007
	Classified as held for trading	Designated as held for trading	Classified as available for sale	Other	Total carrying value	Classified as held for trading	Designated as held for trading	Classified as available for sale	Other	Total carrying value
Holding company:
Cash and short term investments	211.7	—	381.8	—	593.5	31.3	—	413.0	—	444.3
Bonds	—	19.8	29.5	—	49.3	—	17.6	12.2	—	29.8
Common stocks	—	—	243.0	—	243.0	—	—	235.0	—	235.0
Derivatives	268.8	—	—	—	268.8	262.7	—	—	—	262.7
	480.5	19.8	654.3	—	1,154.6	294.0	17.6	660.2	—	971.8
Short sale and derivative obligations	(21.8)	—	—	—	(21.8)	(8.4)	—	—	—	(8.4)
	458.7	19.8	654.3	—	1,132.8	285.6	17.6	660.2	—	963.4
Portfolio investments:
Cash and short term investments	2,386.9	—	2,031.4	—	4,418.3	2,164.8	—	1,053.3	—	3,218.1
Bonds	—	1,199.7	8,361.8	—	9,561.5	—	1,215.9	8,834.0	—	10,049.9
Preferred stocks	—	—	19.0	—	19.0	—	—	19.9	—	19.9
Common stocks	—	—	2,617.8	—	2,617.8	—	—	2,617.5	—	2,617.5
Investments, at equity	—	—	—	426.8	426.8	—	—	—	408.0	408.0
Derivatives	869.1	—	—	—	869.1	950.7	—	—	—	950.7
Other invested assets	—	—	—	29.0	29.0	—	—	—	28.9	28.9
	3,256.0	1,199.7	13,030.0	455.8	17,941.5	3,115.5	1,215.9	12,524.7	436.9	17,293.0
Assets pledged for short sale and
derivative obligations:
Cash and short term investments	1,023.3	—	123.2	—	1,146.5	1,244.2	—	121.9	—	1,366.1
Bonds	—	—	442.2	—	442.2	—	—	432.6	—	432.6
	1,023.3	—	565.4	—	1,588.7	1,244.2	—	554.5	—	1,798.7
Short sale and derivative obligations	(926.9)	—	—	—	(926.9)	(1,054.4)	—	—	—	(1,054.4)
	3,352.4	1,199.7	13,595.4	455.8	18,603.3	3,305.3	1,215.9	13,079.2	436.9	18,037.3

Holding company and subsidiary cash and short term investments includes $50.0 and $297.0, respectively, of cash restricted in connection with the company’s commitment to purchase $350.0 principal amount of 8.0% AbitibiBowater Inc. convertible debentures. The purchase was contingent on the successful completion of AbitibiBowater’s refinancing plan which was finalized on April 1, 2008. Additional cash of $166.0 ($327.8 at December 31, 2007) is restricted at the subsidiary level with $59.6 ($221.3 at December 31, 2007) restricted as collateral for derivative positions and the remainder consisting primarily of cash pledged to the Society and Council of Lloyd’s (“Lloyd’s”) to support the underwriting capacity of subsidiaries’ Lloyd’s syndicates.

Included in investments, at equity are investments in certain limited partnerships with a carrying value of $194.8 ($186.0 at December 31, 2007). Net gains on investments for the first quarter of 2008 includes a provision of $94.1 (2007 – nil) for other than temporary impairment related to common stocks, preferred stocks and bonds.

The amortized cost and carrying value of bonds is summarized below:

March 31, 2008

	Designated as held for trading		Classified as available for sale		Total
	Amortized cost	Carrying value	Amortized cost	Carrying value	Amortized cost	Carrying value
Holding company	15.0	19.8	31.1	29.5	46.1	49.3
Portfolio investments	1,191.7	1,199.7	8,102.5	8,361.8	9,294.2	9,561.5
Assets pledged for short sale and derivative obligations	—	—	434.1	442.2	434.1	442.2
	1,206.7	1,219.5	8,567.7	8,833.5	9,774.4	10,053.0

December 31, 2007

	Designated as held for trading		Classified as available for sale		Total
	Amortized cost	Carrying value	Amortized cost	Carrying value	Amortized cost	Carrying value
Holding company	15.0	17.6	12.0	12.2	27.0	29.8
Portfolio investments	1,223.0	1,215.9	8,755.8	8,834.0	9,978.8	10,049.9
Assets pledged for short sale and derivative obligations	—	—	434.8	432.6	434.8	432.6
	1,238.0	1,233.5	9,202.6	9,278.8	10,440.6	10,512.3

3.   Acquisitions and Divestitures

On various dates during the first quarter of 2008, Northbridge and OdysseyRe repurchased on the open market 331,500 and 2,114,500 respectively of their common shares as part of their previously announced common share repurchase programmes. These transactions increased the company’s ownership of Northbridge from 60.2% at December 31, 2007 to 61.0% at March 31, 2008 and of OdysseyRe from 61.0% at December 31, 2007 to 63.0% at March 31, 2008, and resulted in decreases to non-controlling interests included in the consolidated balance sheet of $10.0 and $77.2 respectively.

During 2007, the company purchased all of the outstanding shares of Cunningham Lindsey that it or its affiliates did not already own for cash of Cdn$12.6 (including 1,031,090 shares in the first quarter of 2007 at a cost of Cdn$2.3). On December 31, 2007, the company sold 55.4% of its interest in the Cunningham Lindsey operating companies to a third party investor and commenced equity accounting for the retained interests in those operations.

4.   Securities Sold but not yet Purchased and Derivative Transactions

	March 31, 2008				December 31, 2007
			Fair Value				Fair Value
		Notional				Notional
	Cost	Value	Assets	Liabilities	Cost	Value	Assets	Liabilities
Securities sold short SPDRs	819.7	—	—	879.6	819.7	—	—	975.4
Common stock	59.0	—	—	44.9	74.8	—	—	72.8
Short positions effected by equity contracts Equity index total return swaps	—	1,902.3	101.1	4.2	—	1,629.8	59.5	6.8
Common stock total return swaps	—	305.3	29.9	6.9	—	247.0	19.2	3.8
S&P 500 index call options	2.1	2,496.9	—	—	3.6	2,480.0	0.3	—
Credit contracts Credit default swaps	305.7	17,503.4	990.9	—	340.0	18,539.2	1,119.1	—
Warrants	20.4	418.2	12.0	—	20.5	418.2	15.3	—
Other	—	—	4.0	13.1	—	—	—	4.0
Total			1,137.9	948.7			1,213.4	1,062.8

At March 31, 2008, as protection against a decline in equity markets, the company had short positions in SPDRs, U.S. listed common stocks, equity total return swaps and equity index total return swaps with total notional amounts or initial liabilities for securities sold but not yet purchased as shown in the table above. The company has purchased short term S&P 500 index call options to limit the potential loss on equity index total return swaps and the SPDRs short positions and to provide general protection against the short position in common stocks. The fair value of derivatives in a gain position are presented on the balance sheet in derivatives and other invested assets. The fair value of derivatives in a loss position and obligations to purchase securities sold short are presented on the balance sheet in short sale and derivative obligations.

At March 31, 2008, the fair value of assets pledged as collateral for the obligations to purchase securities sold short, total return swaps and equity index total return swaps was $1,588.7 ($1,798.7 at December 31, 2007), of which $59.6 ($221.3 at December 31, 2007) was restricted cash; the remainder, although pledged, may be substituted with similar assets.

The company has purchased credit default swaps, referenced to various issuers in the banking, mortgage and insurance sectors of the financial services industry, which serve as an economic hedge against declines in the fair value of the company’s financial assets. The notional amount and fair value of these credit default swaps are shown in the table above. During the first quarter of 2008, the company sold $3,830.0 (2007 – nil) notional amount of credit default swaps for proceeds of $885.0 (2007 – nil) and a net gain of $230.7 (2007 – nil) and recorded net mark-to-market gains on credit default swaps of $467.4 (2007 – $62.1).

Pursuant to the swap agreements governing the credit default swaps as negotiated by the company with the counterparties, the counterparties to these transactions are required to deposit government securities in collateral accounts for the benefit of the company in amounts related to the then current fair value of the swaps. The fair value of this collateral at March 31, 2008 was $737.5 ($886.0 at December 31, 2007). Fairfax has not exercised its right to sell or repledge $152.5 (nil at December 31, 2007) of this collateral.

The following table summarizes the impact of investments classified or designated as held for trading on net gains on investments included in the consolidated statement of earnings:

	SPDRs short sales	Total return swaps	Common stock short sales	S&P index call options	Credit default swaps	Warrants and other derivatives	Fair value option bonds	Total
For the three months ended March 31, 2008 Realized gains (losses) on disposal	—	180.4	10.2	(2.3)	789.5	11.4	(0.2)	989.0
Reversal of mark-to-market (gains) losses recognized in prior years on current period disposals	—	(65.8)	(2.1)	2.3	(558.8)	0.9	0.1	(623.4)
Mark-to-market gains (losses) arising in the period	95.8	117.7	14.3	(0.9)	467.4	(8.8)	17.3	702.8
Net gains (losses)	95.8	232.3	22.4	(0.9)	698.1	3.5	17.2	1,068.4
For the three months ended March 31, 2007 Realized gains (losses) on disposal	—	(4.3)	(0.9)	16.9	—	2.5	14.8	29.0
Reversal of mark-to-market (gains) losses recognized in prior years on current period disposals	—	3.7	0.6	(17.0)	—	(1.0)	(10.0)	(23.7)
Mark-to-market gains (losses) arising in the period	(1.0)	1.7	8.3	(18.8)	62.1	(5.7)	3.4	50.0
Net gains (losses)	(1.0)	1.1	8.0	(18.9)	62.1	(4.2)	8.2	55.3

5.   Capital and Long Term Debt

Under the terms of a normal course issuer bid approved by the Toronto Stock Exchange, during the first quarter of 2008 the company repurchased for cancellation 130,600 (2007 – nil) subordinate voting shares at a net cost of $35.5 (2007 – nil), of which $19.0 (2007 – nil) was charged to retained earnings.

On January 9, 2008, the company called for redemption all of its 5% convertible senior debentures due July 15, 2023. On February 13, 2008, $188.5 principal amount of these debentures were converted by their holders into 886,888 subordinate voting shares of the company and the company paid a nominal amount of cash to redeem the unconverted debentures and in lieu of fractional shares. The conversion was recorded as a $192.3 increase of common stock and a $134.4 and $57.9 reduction of long term debt and other paid in capital, respectively.

Subsequent to March 31, 2008, the company repaid the outstanding $62.1 of its 6.875% unsecured senior notes which matured on April 15, 2008.

On February 7, 2007, the company repaid the outstanding $60.4 of its 2.5% secured notes which matured on February 27, 2007. On March 26, 2007, the company purchased $13.0 of its 7.375% unsecured senior notes due April 15, 2018 for cash payments of $12.3.

Northbridge maintains a five-year, unsecured, revolving credit facility with a Canadian chartered bank for up to Cdn$50.0. Borrowings under the credit facility are available to Northbridge in one or more direct loans bearing interest at the bank’s prime rate of interest, in bankers’ acceptances issuable at the applicable bankers’ acceptance rate plus a specified drawing fee, or on a contingent basis through letters of credit for which an annual fee is paid equal to a specified percentage of the letters’ face amount. The credit facility also permits Northbridge subsidiaries to access letters of credit guaranteed by Northbridge. As at March 31, 2008, letters of credit with an aggregate face amount of Cdn$21.3 were outstanding under the credit facility, of which Cdn$20.0 was outstanding in favour of Commonwealth in support of certain reinsurance recoverable balances.

OdysseyRe maintains a five-year $200.0 credit facility with a syndicate of lenders. Of this credit facility, $100.0 is available for direct, unsecured borrowings and all of it is available for the issuance of secured letters of credit. OdysseyRe also has the option to increase the aggregate amount of the facility by $100.0, to a maximum facility size of $300.0. As at March 31, 2008, there was $56.5 outstanding, all of which was in support of letters of credit.

6.   Accumulated Other Comprehensive Income

The balances related to each component of accumulated other comprehensive income are as follows:

	March 31, 2008			December 31, 2007
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Net unrealized gains on available for sale securities Bonds	265.6	(83.6)	182.0	74.8	(19.9)	54.9
Common stocks and other	46.0	(22.4)	23.6	285.6	(93.4)	192.2
	311.6	(106.0)	205.6	360.4	(113.3)	247.1
Currency translation account	45.4	22.0	67.4	94.1	19.3	113.4
	357.0	(84.0)	273.0	454.5	(94.0)	360.5

7.   Contingencies

SEC Subpoenas

On September 7, 2005, the company announced that it had received a subpoena from the U.S. Securities and Exchange Commission (the “SEC”) requesting documents regarding any nontraditional insurance or reinsurance product transactions entered into by the entities in the consolidated group and any non-traditional insurance or reinsurance products offered by the entities in that group. On September 26, 2005, the company announced that it had received a further subpoena from the SEC as part of its investigation into such loss mitigation products, requesting documents regarding any transactions in the company’s securities, the compensation for such transactions and the trading volume or share price of such securities. Previously, on June 24, 2005, the company announced that the company’s Fairmont subsidiary had received a subpoena from the SEC requesting documents regarding any nontraditional insurance product transactions entered into by Fairmont with General Re Corporation or affiliates thereof. The U.S. Attorney’s office for the Southern District of New York is reviewing documents produced by the company to the SEC and is participating in the investigation of these matters. The company is cooperating fully with these requests. The company has prepared presentations and provided documents to the SEC and the U.S. Attorney’s office, and its employees, including senior officers, have attended interviews conducted by the SEC and the U.S. Attorney’s office.

The company and Prem Watsa, the company’s Chief Executive Officer, received subpoenas from the SEC in connection with the answer to a question on the February 10, 2006 investor conference call concerning the review of the company’s finite reinsurance contracts. In the fall of 2005, Fairfax and its subsidiaries prepared and provided to the SEC a list intended to identify certain finite contracts and contracts with other non-traditional features of all Fairfax group companies. As part of the 2005 year-end reporting and closing process, Fairfax and its subsidiaries internally reviewed all of the contracts on the list provided to the SEC and some additional contracts as deemed appropriate. That review led to a restatement by OdysseyRe. That review also led to some changes in accounting for certain contracts at nSpire Re. Subsequently, during 2006, following an internal review of the company’s consolidated financial statements and accounting records that was undertaken in contemplation of the commutation of the Swiss Re corporate adverse development cover, the company also restated various of its previously reported consolidated financial statements and related disclosures. That restatement included a restatement of the accounting for certain reinsurance contracts that were commuted in 2004 and a reinsurance contract that was commuted in 2002 to apply the deposit method of accounting rather than reinsurance accounting. All of the above noted items and related adjustments are reflected in the company’s comparative results. The company will continue to respond to any requests for information from the SEC and there can be no assurance that the SEC’s review of documents provided will not give rise to further adjustments.

The company understands that the SEC has issued subpoenas to various third parties involved in the matters which are the subject of the SEC subpoenas issued to the company, including the company’s independent auditors (which in Canada received a letter requesting cooperation and in the U.S. received a subpoena) and a shareholder (that has previously disclosed receipt of a subpoena). In addition, it is possible that other governmental and enforcement agencies will seek to review information related to these matters, or that the company, or other parties with whom it interacts, such as customers or shareholders, may become subject to direct requests for information or other inquiries by such agencies.

These inquiries are ongoing and the company will continue to comply with any requests for information from the SEC and the U.S. Attorney’s office. At the present time the company cannot predict the outcome from these inquiries or the ultimate effect on its business, operations or financial condition, which effect could be material and adverse. The financial cost to the company to address these matters has been and may continue to be significant. The company expects that these matters may continue to require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to these inquiries or any similar proceedings. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities.

Lawsuits

(a)
  During 2006, several lawsuits seeking class action status were filed against Fairfax and certain of its officers and directors in the United States District Court for the Southern District of New York. The Court made an order consolidating the various pending lawsuits and granted the single remaining motion for appointment as lead plaintiffs. The Court also issued orders approving scheduling stipulations filed by the parties to the consolidated lawsuit. On February 8, 2007, the lead plaintiffs filed an amended consolidated complaint (the “Amended Consolidated Complaint”), which states that the lead plaintiffs seek to represent a class of all purchasers and acquirers of securities of Fairfax between May 21, 2003 and March 22, 2006 inclusive. The Amended Consolidated Complaint names as defendants Fairfax, certain of its officers and directors, OdysseyRe and Fairfax’s auditors. The Amended Consolidated Complaint alleges that the defendants violated U.S. federal securities laws by making material misstatements or failing to disclose certain material information regarding, among other things, Fairfax’s and OdysseyRe’s assets, earnings, losses, financial condition, and internal financial controls. The Amended Consolidated Complaint seeks, among other things, certification of the putative class; unspecified compensatory damages (including interest); unspecified monetary restitution; unspecified extraordinary, equitable and/or injunctive relief; and costs (including reasonable attorneys’ fees). These claims are at a preliminary stage. Pursuant to the scheduling stipulations, the various defendants filed their respective motions to dismiss the Amended Consolidated Complaint, the lead plaintiffs filed their oppositions thereto, the defendants filed their replies to those oppositions and the motions to dismiss were argued before the Court in December 2007. The Court has not yet issued a ruling on these motions. The ultimate outcome of any litigation is uncertain and should the consolidated lawsuit be successful, the defendants may be subject to an award of significant damages, which could have a material adverse effect on Fairfax’s business, results of operations and financial condition. The consolidated lawsuit may require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to this lawsuit. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities. Fairfax, OdysseyRe and the named officers and directors intend to vigorously defend against the consolidated lawsuit and the company’s financial statements include no provision for loss.

(b)
  On July 26, 2006, Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. The defendants removed this lawsuit to the District Court for the District of New Jersey but pursuant to a motion filed by Fairfax, the lawsuit was remanded to Superior Court, Morris County, New Jersey. Most of the defendants filed motions to dismiss the lawsuit, all of which were denied during a Court hearing in September 2007. In October 2007, defendants filed a motion for leave to appeal to the Appellate Division from the denial of their motions to dismiss. In December 2007, that motion for leave was denied. Subsequently, two of the defendants filed a motion seeking leave to appeal certain limited issues to the New Jersey Supreme Court. That motion for leave was denied in February 2008. In December 2007, two defendants who were added to the action after its initial filing filed motions to dismiss the claims against them. Those motions were granted in February 2008, with leave being granted to Fairfax to replead the claims against those two defendants. Following that dismissal, those defendants withdrew the counterclaims and third-party claims they had asserted. Fairfax filed an amended complaint in March 2008, which again asserts claims against those defendants. Those defendants have filed a motion to dismiss the amended complaint. In December 2007, an individual defendant filed a counterclaim against Fairfax. Fairfax intends to vigorously defend against that counterclaim and has filed a motion to dismiss it, which is pending. Discovery in this action is ongoing. The ultimate outcome of any litigation is uncertain and the company’s financial statements include no provision for loss on the counterclaims.

8.   Earnings per Share

Net earnings per share is calculated in the following table based upon weighted average common shares outstanding:

	First Quarter
	2008	2007
Net earnings	631.8	110.9
Preferred share dividends	(3.2)	(2.8)
Net earnings available to common shareholders – basic	628.6	108.1
Interest expense on convertible debt, net of tax	0.3	1.8
Net earnings available to common shareholders – diluted	628.9	109.9
Weighted average common shares outstanding – basic	18,107,377	17,730,360
Effect of dilutive shares Convertible debt	419,079	887,024
Stock options	90,025	85,125
Total effect of dilutive shares	509,104	972,149
Weighted average common shares outstanding – diluted	18,616,481	18,702,509
Net earnings per common share Basic	$34.72	$6.10
Diluted	$33.78	$5.88

On February 13, 2008, 5% convertible senior debentures due July 15, 2023 of the company were converted by their holders into 886,888 subordinate voting shares and weighted for inclusion in the calculation of basic earnings per share. The subordinate voting shares issuable on conversion of the debentures were weighted for inclusion in the calculation of diluted earnings per share from the beginning of 2008 until the date of conversion.

9.   Financial Risk Management

Credit Risk

Subsidiary portfolio investments and holding company investments include $990.9 ($1,119.1 at December 31, 2007) at fair value (original cost $305.7; $340.0 at December 31, 2007) of credit default swaps (with a remaining average life of approximately 3.7 years; 4.0 years at December 31, 2007) referenced to a number of issuers, primarily financial services companies, to provide protection against systemic financial risk arising from financial difficulties these entities could experience in a difficult financial environment. The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to the credit default swap contracts. Pursuant to the agreements governing the credit default swaps as negotiated by the company with the counterparties, the counterparties to these transactions are contractually required to deposit government securities in collateral accounts for the benefit of the company in amounts related to the then current fair value of the credit default swaps. The fair value of this collateral at March 31, 2008 was $737.5 ($886.0 at December 31, 2007). Fairfax has not exercised its right to sell or repledge $152.5 (nil at December 31, 2007) of this collateral.

Capital Management

Total capital at March 31, 2008, comprising shareholders’ equity and non-controlling interests, was $6,401.2, compared to $5,843.0 at December 31, 2007.

The company manages its capital based on the following financial measurements and ratios:

	March 31, 2008		December 31, 2007
Holding company cash, short term investments and marketable securities, net of short sale and derivative obligations	1,132.8		963.4
Holding company debt	929.5		1,063.2
Subsidiary debt	911.1		915.0
Other long term obligations – holding company	191.3		192.6
Total debt	2,031.9		2,170.8
Net debt	899.1		1,207.4
Common shareholders’ equity	4,672.6		4,121.4
Preferred equity	136.6		136.6
Non-controlling interests	1,592.0		1,585.0
Total equity and non-controlling interests	6,401.2		5,843.0
Net debt/total equity and non-controlling interests	14.0%		20.7%
Net debt/net total capital(1)	12.3%		17.1%
Total debt/total capital(2)	24.1%		27.1%
Interest coverage(3)	28.9	x	11.3	x
__________

(1)	Net total capital is calculated by the company as the sum of total shareholders’ equity, non-controlling interests and net debt.

(2)	Total capital is calculated by the company as the sum of total shareholders’ equity, non-controlling interests and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings from operations before income taxes and interest expense divided by interest expense.

10.   Segmented Information

The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance, conducted on a direct and reinsurance basis, and runoff operations, and was until December 31, 2007 engaged in insurance claims management.

In Management’s Discussion and Analysis of Financial Condition and Results of Operations, the company shows the net premiums earned, combined ratios, and underwriting and operating results for each of its insurance and reinsurance groups and, as applicable, for its runoff operations. In the table showing the sources of net earnings, interest and dividends on the consolidated statements of earnings are included in the insurance and reinsurance group operating results and in the runoff operations and net gains on investments related to the runoff group are included in the runoff operations. There were no significant changes in the identifiable assets by operating group as at March 31, 2008 compared to December 31, 2007.

11.  U.S. GAAP Reconciliation

The consolidated financial statements of the company have been prepared in accordance with Canadian generally accepted accounting principles which are different in some respects from those applicable in the United States, as described in note 20 on pages 71 to 76 of the company’s 2007 Annual Report (subject to the changes described below).

Under Canadian GAAP, the value of the conversion option of the company’s 5% convertible senior debentures was included in paid in capital. Under US GAAP, the full principal amount of the debentures was included in holding company debt. Upon conversion of the 5% convertible senior debentures, the full principal amount of the 5% convertible senior debenture was reclassified as an increase to common stock under US GAAP. The impact on common stock of the conversion under Canadian and US GAAP is similar except for the accretion of the long term debt component recognized under Canadian GAAP in prior years resulting in a permanent US GAAP adjustment decreasing common stock by $6.6 with a corresponding increase in the cumulative reduction of net earnings under US GAAP.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 also establishes a fair value hierarchy that prioritizes the inputs used in valuation techniques. The fair value hierarchy is designed to indicate the relative reliability of fair value measurement. The highest priority is given to quoted prices in active markets and the lowest to unobservable data. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The company determines fair value of its investments using inputs that are published exchange prices, third party broker quotations or quoted prices for similar securities. The adoption of SFAS 157 did not materially affect the company’s financial position or results of operation at March 31, 2008 or for the quarter then ended.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans (“SFAS 158”). SFAS 158 requires companies to measure the funded status of their benefit plans as of the date of their fiscal year-end, effective for fiscal years ending after December 15, 2008. On January 1, 2008, the company adopted the measurement date provisions of SFAS 158 for its consolidated financial statements prepared under Canadian GAAP. As of January 1, 2008, two of the company’s benefit plans had measurement dates of October 1. The adjustment required to reflect a December 31 measurement date for these two plans was insignificant and was included in Canadian GAAP consolidated net earnings.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115 (“SFAS 159”), which provides a company the option, primarily on an instrument-by-instrument basis, to measure at fair value many financial instruments and certain other items that are not otherwise accounted for at fair value under other accounting standards. The election to use the fair value option is available at specified election dates, such as when an entity first recognizes a financial instrument. Subsequent changes in fair value are recorded through earnings. Additionally, SFAS 159 allows for a one-time election for existing eligible financial instruments upon adoption, with the transition adjustment recorded to beginning retained earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 159 did not affect the company’s financial position at March 31, 2008.

The following shows the net earnings in accordance with US GAAP:

	First Quarter
	2008	2007
Net earnings, Canadian GAAP	631.8	110.9
Recoveries on retroactive reinsurance	3.8	3.4
Other differences	0.1	0.4
Tax effect	(0.8)	(1.2)
Net earnings, US GAAP	634.9	113.5
Other comprehensive income (loss), Canadian GAAP	(87.5)	6.1
Other differences	—	2.4
Other comprehensive income (loss)	(87.5)	8.5
Comprehensive income, US GAAP	547.4	122.0
Net earnings per share, US GAAP	$34.89	$6.24
Net earnings per diluted share, US GAAP	$33.95	$6.01

The following shows the balance sheet amounts in accordance with US GAAP, setting out individual amounts where different from the amounts reported under Canadian GAAP:

	March 31, 2008	December 31, 2007
	(audited)
Assets Cash, short term investments and marketable securities	1,154.6	971.8
Portfolio investments	19,531.1	19,092.6
Future income taxes	284.7	416.8
Goodwill	82.6	83.4
All other assets	7,082.1	7,480.2
	28,135.1	28,044.8
Liabilities Accounts payable and accrued liabilities	1,251.2	1,358.5
Income taxes payable	249.4	77.6
Long term debt – holding company borrowings	929.5	1,114.7
All other liabilities	19,247.2	19,647.9
	21,677.3	22,198.7
Mandatorily redeemable shares of TRG	173.4	174.7
Non-controlling interests	1,588.9	1,581.5
	1,762.3	1,756.2
Shareholders’ Equity	4,695.5	4,089.9
	28,135.1	28,044.8

The difference in consolidated shareholders’ equity is as follows:

	March 31, 2008	December 31, 2007
Shareholders’ equity based on Canadian GAAP	4,809.2	4,258.0
Accumulated other comprehensive income	(44.7)	(44.7)
Reduction of common stock on conversion of debentures	(6.6)	—
Reduction of other paid in capital	—	(57.9)
Adjustment to initially apply FIN 48	—	(4.4)
Cumulative reduction in net earnings under US GAAP	(62.4)	(61.1)
Shareholders’ equity based on US GAAP	4,695.5	4,089.9

The difference in consolidated accumulated other comprehensive income is as follows:

	March 31, 2008	December 31, 2007
Pension liability adjustment pursuant to FAS 158	(61.4)	(61.4)
Related deferred income taxes	16.7	16.7
	(44.7)	(44.7)

At March 31, 2008, the cumulative reduction in net earnings under US GAAP relates primarily to the deferred gain on retroactive reinsurance which is amortized into income as the underlying claims are paid.

Recent Accounting Pronouncements

In March 2008, FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133 (“SFAS 161”), which is intended to improve the financial reporting of derivative instruments and hedging activities by requiring enhanced disclosures about: (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FASB Statement No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 is effective for fiscal years beginning after November 15, 2008. The company is currently evaluating the impact of adoption of SFAS 161 on its financial position and results of operations.

In June 2007, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP”) 07-1, Clarification of the Scope of the Audit and Accounting Guide “Investment Companies” and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies (“SOP 07-1”), which provides guidance for determining whether an entity is within the scope of the AICPA Audit and Accounting Guide “Investment Companies”. For those entities that are investment companies under SOP 07-1, it also addresses whether investment company accounting should be retained by a parent company in consolidation or by an investor that has the ability to exercise significant influence over the investment company and applies the equity method of accounting to its investment in the entity. In addition, SOP 07-1 includes certain disclosure requirements for parent companies and equity method investors in investment companies that retain investment company accounting in the parent company’s consolidated financial statements or the financial statements of an equity method investor. The company anticipates that the adoption of SOP 07-1 would not have a material effect on its financial position or results of operations. In February 2008, the FASB issued FASB Staff Position SOP 07-1-1, effective the date of AICPA SOP 07-1, which provides an indefinite deferral of SOP 07-1.

12.   Comparative Figures

Certain prior year comparative figures have been reclassified to be consistent with the current year’s presentation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(as of May 1, 2008, except as otherwise indicated)
(in US$ millions except per share amounts and as otherwise indicated)

This management’s discussion and analysis should be read in conjunction with note 1 to the consolidated financial statements included herein and with the notes to the management’s discussion and analysis for the year ended December 31, 2007 as set out in the company’s Audited Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2007.

First Quarter Results

The company’s insurance and reinsurance operations generated an underwriting loss of $7.7 in the first quarter of 2008 compared to an underwriting profit of $49.5 in the first quarter of 2007. The combined ratio of those operations in the first quarter of 2008 was 100.7% compared to 95.7% in the first quarter of 2007, with Northbridge, Crum & Forster and OdysseyRe producing combined ratios of 98.9%, 108.3% and 98.5% respectively. First quarter 2008 underwriting results included 1.3 points ($14.9) of net adverse development of prior years’ reserves (principally comprised of net adverse reserve development at Crum & Forster resulting from a $25.5 pre-tax charge arising from the settlement of an asbestos lawsuit, partially offset by net favourable reserve development in Crum & Forster’s core lines and at OdysseyRe) compared to 1.3 points ($14.5) of net favourable development of prior years’ reserves included in the results for the first quarter of 2007. The asbestos lawsuit settlement negatively impacted the first quarter of 2008 underwriting results by 9.4 combined ratio points at Crum & Forster and 2.3 points at Fairfax. Catastrophe losses negatively impacted the first quarter of 2008 underwriting results by 3.5 combined ratio points ($39.5) compared to 3.5 points ($39.7) in the first quarter of 2007.

Net earnings were $631.8 ($34.72 per share, $33.78 per diluted share) in the first quarter of 2008 compared to net earnings of $110.9 ($6.10 per share, $5.88 per diluted share) in the first quarter of 2007. The increase in net earnings reflects a $994.0 increase in net gains on investments in the first quarter of 2008 to $1,092.8, principally arising from gains on sales of credit default swaps and net mark-to-market gains on credit default swaps, from $98.8 in the first quarter of 2007. Increased net gains on investments also reflect net mark-to-market gains on short equity and equity index positions, partially offset by impairments recorded for certain common stocks, preferred stocks and bonds. Non-controlling interests reflect increased first quarter 2008 net earnings for Northbridge and OdysseyRe compared to their net earnings in the first quarter of 2007, and the effect of the increased Fairfax ownership of Northbridge and OdysseyRe due to those companies’ common share repurchase programmes in the last nine months of 2007 and the first quarter of 2008.

Revenue in the first quarter of 2008 increased to $2,390.8 from $1,535.0 in the first quarter of 2007, principally as a result of increased net gains on investments, partially offset by a 1.8% decrease in net premiums earned and a 9.3% decrease in interest and dividends. The decline in written and earned premiums reflects Fairfax’s disciplined response to increasingly competitive conditions and pricing trends in insurance and reinsurance markets where Fairfax’s insurance and reinsurance companies compete. Net premiums written at the company’s insurance and reinsurance operations in the first quarter of 2008 declined 0.4% to $1,064.0 from $1,068.5 in the first quarter of 2007. Year-over-year changes in foreign currency translation rates caused the declines in written premiums as measured in U.S. dollars to be understated relative to the declines in written premiums denominated in local currency. Net premiums written by Northbridge during the first quarter of 2008, expressed in local currency, increased by 7.7% compared to a 25.9% increase measured in U.S. dollars. A significant portion of the increase in net premiums written by Northbridge was attributable to changes in its 2008 reinsurance programme that resulted in increased premium retentions and reduced cessions to reinsurers by its operating companies. Net premiums written by OdysseyRe during the first quarter of 2008 declined by 1.6% compared to net premiums written in the first quarter of 2007, as measured in U.S. dollars. Similarly, year-over-year changes in foreign currency translation rates had the effect of increasing written premiums measured in U.S. dollars for certain of OdysseyRe’s divisions. Appreciation of the euro relative to the U.S. dollar was the primary contributor to the 11.9% increase in net premiums written by OdysseyRe’s EuroAsia division measured in U.S. dollars in the first quarter of 2008 compared to the first quarter of 2007. Net premiums written by Crum & Forster during the first quarter of 2008 decreased by 13.3% compared to net premiums written in the first quarter of 2007. Consolidated net premiums written and consolidated net premiums earned decreased in the first quarter of 2008 by 0.5% to $1,064.0 from $1,069.4 in the first quarter of 2007 and by 1.8% to $1,117.9 from $1,137.9 in the first quarter of 2007, respectively.

On December 31, 2007, the company sold 55.4% of its interest in the Cunningham Lindsey operating companies to a third party investor and commenced equity accounting for the retained interests in those operations on that date. As a result, operating expenses for the three months ended March 31, 2008 in the consolidated statement of earnings include only the operating expenses of the company’s insurance, reinsurance and runoff operations and corporate overhead. Of the $284.8 of consolidated operating expenses in the first quarter of 2007, $191.3 related to insurance, reinsurance and runoff operations and corporate overhead, while the balance of $93.5 related to Cunningham Lindsey.

Net Earnings

The combined ratios by segment and the sources of net earnings were as follows for the three months ended March 31, 2008 and March 31, 2007:

	First Quarter
	2008	2007
Combined ratios Insurance – Canada (Northbridge)	98.9%	93.5%
– U.S. (Crum & Forster)	108.3%	95.9%
– Asia (Fairfax Asia)	82.1%	97.3%
Reinsurance – OdysseyRe	98.5%	96.3%
– Group Re	96.9%	96.6%
Consolidated	100.7%	95.7%
Sources of net earnings Underwriting Insurance – Canada (Northbridge)	3.1	15.5
– U.S. (Crum & Forster)	(22.7)	12.1
– Asia (Fairfax Asia)	3.0	0.4
Reinsurance – OdysseyRe	7.8	19.8
– Group Re	1.1	1.7
Underwriting income (loss)	(7.7)	49.5
Interest and dividends	130.0	154.3
Operating income	122.3	203.8
Net gains on investments	651.8	72.5
Runoff	173.4	9.8
Claims adjusting (Fairfax portion)	–	1.7
Interest expense	(41.2)	(45.3)
Corporate overhead and other	245.2	(1.1)
Pre-tax income	1,151.5	241.4
Income taxes	(380.1)	(79.0)
Non-controlling interests	(139.6)	(51.5)
Net earnings	631.8	110.9

Included in Corporate overhead and other in the first quarter of 2008 are $263.2 of net gains on investments at the holding company.

The above sources of net earnings shown by business segment were as set out below for the three months ended March 31, 2008 and 2007. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe, nSpire Re and Group Re. The intercompany adjustment for net gains on investments eliminates gains or losses on purchase and sale transactions within the group. Claims adjusting for the three months ended March 31, 2007 includes the results of Cunningham Lindsey accounted for under the equity method.

Quarter ended March 31, 2008

	Northbridge	U.S. Insurance	Fairfax Asia	OdysseyRe	Group Re	Ongoing Operations	Runoff	Intercompany	Corporate & Other	Consolidated
Gross premiums written	333.3	282.6	32.3	577.6	30.9	1,256.7	(0.2)	(36.4)	–	1,220.1
Net premiums written	256.0	244.7	14.4	517.8	31.1	1,064.0	–	–	–	1,064.0
Net premiums earned	279.9	271.8	16.6	511.4	36.2	1,115.9	2.0	–	–	1,117.9
Underwriting profit (loss)	3.1	(22.7)	3.0	7.8	1.1	(7.7)	–	–	–	(7.7)
Interest and dividends	29.9	15.7	3.4	72.1	8.9	130.0	–	–	–	130.0
Operating income (loss) before:	33.0	(7.0)	6.4	79.9	10.0	122.3	–	–	–	122.3
Net gains (losses) on investments	129.6	198.2	(3.4)	326.4	4.1	654.9	177.8	(3.1)	–	829.6
Runoff operating income (loss)	–	–	–	–	–	–	(4.4)	–	–	(4.4)
Interest expense	–	(7.0)	–	(9.0)	–	(16.0)	–	–	(25.2)	(41.2)
Corporate overhead and other	(4.3)	(2.1)	(1.1)	(11.9)	–	(19.4)	–	–	264.6	245.2
Pre-tax income (loss)	158.3	182.1	1.9	385.4	14.1	741.8	173.4	(3.1)	239.4	1,151.5
Income taxes										(380.1)
Non-controlling interests										(139.6)
Net earnings										631.8

Quarter ended March 31, 2007

	Northbridge	U.S. Insurance	Fairfax Asia	OdysseyRe	Group Re	Ongoing Operations	Runoff	Intercompany	Corporate & Other	Consolidated
Gross premiums written	321.0	326.9	21.5	568.2	46.1	1,283.7	5.7	(57.7)	—	1,231.7
Net premiums written	203.3	282.4	10.6	526.2	46.0	1,068.5	0.9	—	—	1,069.4
Net premiums earned	237.5	293.7	13.7	538.9	51.7	1,135.5	2.4	—	—	1,137.9
Underwriting profit	15.5	12.1	0.4	19.8	1.7	49.5	—	—	—	49.5
Interest and dividends	27.8	37.3	3.2	77.3	8.7	154.3	—	—	—	154.3
Operating income before:	43.3	49.4	3.6	97.1	10.4	203.8	—	—	—	203.8
Net gains (losses) on investments	15.8	19.1	0.3	48.3	2.2	85.7	12.0	(13.2)	—	84.5
Runoff operating income (loss)	—	—	—	—	—	—	(2.2)	—	—	(2.2)
Claims adjusting	—	—	—	—	—	—	—	—	1.7	1.7
Interest expense	—	(8.3)	—	(9.5)	—	(17.8)	—	—	(27.5)	(45.3)
Corporate overhead and other	(2.8)	0.8	(1.0)	(5.2)	—	(8.2)	—	—	7.1	(1.1)
Pre-tax income (loss)	56.3	61.0	2.9	130.7	12.6	263.5	9.8	(13.2)	(18.7)	241.4
Income taxes										(79.0)
Non-controlling interests										(51.5)
Net earnings										110.9

Underwriting and Operating Income

Set out and discussed below are the underwriting and operating results of Fairfax’s insurance and reinsurance operations on a company-by-company basis for the three months ended March 31, 2008 and 2007.

Canadian Insurance – Northbridge

	First quarter
	2008	2007
Underwriting profit	3.1	15.5
Combined ratio	98.9%	93.5%
Gross premiums written	333.3	321.0
Net premiums written	256.0	203.3
Net premiums earned	279.9	237.5
Underwriting profit	3.1	15.5
Interest and dividends	29.9	27.8
Operating income	33.0	43.3
Net gains on investments	129.6	15.8
Pre-tax income before interest and other	162.6	59.1

Northbridge’s underwriting performance in the first quarter of 2008 featured reduced underwriting profit of $3.1 and a combined ratio of 98.9% compared to underwriting profit of $15.5 and a combined ratio of 93.5% in the first quarter of 2007. The decline in underwriting results was primarily attributable to heightened property claims frequency, increased loss severity as a result of winter weather, and reduced year-over-year benefit from favourable development of prior years’ reserves. First quarter 2008 underwriting results included 0.3 combined ratio points ($0.7) of net adverse development of prior years’ reserves, principally attributable to the effects of foreign currency translation, compared to the positive impact of 3.3 combined ratio points ($7.8) of net favourable development of prior years’ reserves in the first quarter of 2007, primarily related to favourable development in recent prior accident years’ claims, principally in property and auto lines. Northbridge’s disciplined response to the softening underwriting cycle and increasing competition for new and renewal business contributed to a decline in gross premiums written during the first quarter of 2008 in Canadian dollar terms compared to the first quarter of 2007 of 11.2%. Net premiums written increased by 7.7% in Canadian dollar terms, reflecting changes to Northbridge’s 2008 reinsurance programme that resulted in increased premium retention and reduced cessions to reinsurers by its operating subsidiaries. Current period catastrophe losses did not materially impact first quarter 2008 underwriting results, and there was similarly no significant impact in the first quarter of 2007.

Net gains on investments in the first quarter of 2008 of $129.6 primarily comprised net gains related to credit default swaps of $84.5, net gains related to short equity index positions (SPDRs) of $26.3 and net gains related to equity total return swaps of $7.4. A year-over-year increase in interest and dividends and substantially increased net investment gains contributed to a $103.5 increase in first quarter pre-tax income before interest and other to $162.6 compared to $59.1 in the first quarter of 2007.

Cash flow used in operating activities for the first quarter of 2008 increased to $30.6 from $16.0 in the first quarter of 2007, primarily due to decreased operating income and the timing of payments and receipts relating to certain working capital accounts, partially offset by the timing of net payments for claims liabilities and recoverables from reinsurers.

For more information on Northbridge’s results, please see its first quarter report which will be posted on its website at www.norfin.com.

U.S. Insurance – Crum & Forster(1)

	First quarter
	2008	2007
Underwriting profit (loss)	(22.7)	12.1
Combined ratio	108.3%	95.9%
Gross premiums written	282.6	326.9
Net premiums written	244.7	282.4
Net premiums earned	271.8	293.7
Underwriting profit (loss)	(22.7)	12.1
Interest and dividends	15.7	37.3
Operating income (loss)	(7.0)	49.4
Net gains on investments	198.2	19.1
Pre-tax income before interest and other	191.2	68.5
__________

(1)	These results differ from those published by Crum & Forster Holdings Corp., primarily due to differences between Canadian and US GAAP.

Increasingly competitive market conditions and the settlement of an asbestos-related lawsuit contributed to unfavourable underwriting results for Crum & Forster in the first quarter of 2008, with a combined ratio of 108.3% compared to 95.9% in the first quarter of 2007. The first quarter 2008 results included net unfavourable prior year loss development of 6.3 combined ratio points ($17.2), principally attributable to the settlement of an asbestos-related lawsuit, and a 2.1 combined ratio points increase in the current accident year loss ratio, reflecting the challenging underwriting environment (compared to 3.1 combined ratio points relating to favourable prior years’ loss development in the first quarter of 2007). The net unfavourable prior years’ reserve development of 6.3 combined ratio points resulted primarily from a $25.5 pre-tax charge recorded in incurred losses related to the settlement of an asbestos-related lawsuit during the first quarter. This adverse reserve movement was partially offset by favourable development in Crum & Forster’s core lines. Current period catastrophe losses of $2.8 primarily related to hail, tornadoes and windstorms in the midwest, south and southeast added 1.0 combined ratio points to first quarter 2008 underwriting results (there was no material impact in the first quarter of 2007).

Crum & Forster’s disciplined response to the softening underwriting cycle, increasing competition for new and renewal business and declining pricing contributed to year-over-year declines in gross premiums written and net premiums written in most lines of business, including primary casualty and property, partially offset by growth in accident and health business written by the Fairmont Specialty division, resulting in overall decreases in gross premiums written and net premiums written of 13.6% and 13.3% respectively for the first quarter of 2008 compared to the first quarter of 2007. Net premiums earned decreased by 7.5% in the first quarter of 2008 compared to the first quarter of 2007.

A decline in first quarter interest and dividend income, primarily attributable to reduced equity in earnings of investees and a year-over-year decline in interest rates, was more than offset by increased net gains on investments of $198.2 ($154.0 of net gains related to credit default swaps and $69.5 of net gains related to short equity index positions (SPDRs), partially offset by $40.9 of other than temporary impairments recorded on common stock and bond investments), contributing to a $122.7 increase in pre-tax income before interest and other for the first quarter of 2008 compared to the first quarter of 2007.

Cash flow provided by operating activities for the first quarter of 2008 was $24.4 compared to $27.2 for the first quarter of 2007, with the reduction primarily attributable to lower premium collections, partially offset by lower net paid losses and lower income tax payments. The lower net paid losses are primarily related to the 2004 and 2005 hurricanes and commutation proceeds from an aggregate umbrella treaty, partially offset by higher core net paid losses.

For more information on Crum & Forster’s results, please see its first quarter report on Form 10-Q which will be posted on its website at www.cfins.com.

Asian Insurance – Fairfax Asia

	First quarter
	2008	2007
Underwriting profit	3.0	0.4
Combined ratio	82.1%	97.3%
Gross premiums written	32.3	21.5
Net premiums written	14.4	10.6
Net premiums earned	16.6	13.7
Underwriting profit	3.0	0.4
Interest and dividends	3.4	3.2
Operating income	6.4	3.6
Net gains (losses) on investments	(3.4)	0.3
Pre-tax income before interest and other	3.0	3.9

Fairfax Asia’s combined ratio was 82.1% in the first quarter of 2008 (97.3% in the first quarter of 2007), reflecting favourable underwriting results from First Capital, partially offset by unfavourable results from Falcon. The improved first quarter results included 2.6 combined ratio points ($0.4) attributable to net adverse development of prior years’ reserves (compared to 13.8 combined ratio points ($1.9) of net adverse development in the first quarter of 2007). In the first quarter of 2008, increased marine, motor, engineering and workers’ compensation business written by First Capital, a significant portion of which was ceded to third party reinsurers, was partially offset by a decrease in premiums written by Falcon due to the effects of intense market competition, resulting in a 50.2% increase in gross premiums written and a 35.8% increase in net premiums written. Increased underwriting profit and modestly increased interest and dividend income were offset by decreased net gains on investments in the first quarter of 2008 compared to the first quarter of 2007, resulting in a decrease in pre-tax income before interest and other to $3.0 from $3.9. As at March 31, 2008, the company had invested $57.1 in its 26.0% interest in ICICI Lombard and carried this investment at $63.2 on the equity basis of accounting (and at a fair value of $146.4 for balance sheet disclosure purposes).

Reinsurance – OdysseyRe(1)

	First quarter
	2008	2007
Underwriting profit	7.8	19.8
Combined ratio	98.5%	96.3%
Gross premiums written	577.6	568.2
Net premiums written	517.8	526.2
Net premiums earned	511.4	538.9
Underwriting profit	7.8	19.8
Interest and dividends	72.1	77.3
Operating income	79.9	97.1
Net gains on investments	326.4	48.3
Pre-tax income before interest and other	406.3	145.4
__________

(1)	These results differ from those published by Odyssey Re Holdings Corp., primarily due to differences between Canadian and US GAAP.

In the first quarter of 2008, OdysseyRe generated underwriting profit of $7.8 and a combined ratio of 98.5%, compared to an underwriting profit of $19.8 and a combined ratio of 96.3% in the first quarter of 2007. The 2008 first quarter combined ratio included 7.2 combined ratio points ($36.6) related to current period catastrophe losses (net of reinstatement premiums), primarily related to windstorm Emma in central Europe, the southern China snowstorms and flood losses in eastern Australia. The 2007 first quarter combined ratio included 7.2 combined ratio points ($39.0) related to catastrophe losses (net of reinstatement premiums), primarily related to the northern European windstorm Kyrill. First quarter 2008 underwriting results were favourably impacted by 0.5 combined ratio points ($2.3) of prior period reserve development, principally comprised of net favourable reserve development in the London Market and U.S. insurance divisions, partially offset by net adverse development in the Americas and EuroAsia divisions. First quarter 2007 underwriting results included 0.4 combined ratio points ($2.4) of net adverse development, principally related to 2001 and prior years’ Americas division casualty reserves, partially offset by net favourable reserve development in the London Market and U.S. Insurance divisions.

OdysseyRe continued to experience broad competitive pressures in the global reinsurance and insurance markets in which it competes. Declines in the Americas division reinsurance premiums reflected increasing client retentions and softening pricing in global reinsurance markets, while insurance premiums were affected by planned reductions in the U.S. Insurance division’s personal non-standard auto business. These decreases were offset by increases in premiums written by the London Market division, which experienced growth in its professional liability business; the EuroAsia division, where favourable foreign currency movements resulted in increased premiums measured in U.S. dollars; and the U.S. Insurance division, which achieved modest increases in its other lines of business. Gross premiums written during the first quarter of 2008 increased 1.7% to $577.6 from $568.2 in the first quarter of 2007, which included a 12.9% decline in the Americas, offset by increases of 10.1% in the EuroAsia, 25.9% in the London Market and 1.7% in the U.S. Insurance divisions. Net premiums written during the quarter declined 1.6% from $526.2 to $517.8, and net premiums earned decreased 5.1% from $538.9 to $511.4.

Increased net gains on investments ($326.4 in the first quarter of 2008, included net gains of $167.4 related to credit default swaps, net gains of $75.0 related to equity total return swaps and net gains of $79.5 related to bonds classified as available for sale, partially offset by other than temporary impairments recorded on common stock and bond investments of $40.9) contributed to an increase in pre-tax income before interest and other to $406.3 from $145.4 in the first quarter of 2007.

Cash flow provided by operating activities for the first quarter of 2008 was $108.3 compared to $111.9 for the first quarter of 2007, with the reduction primarily attributable to lower underwriting cash flows compared to the corresponding period in 2007.

For more information on OdysseyRe’s results, please see its first quarter report on Form 10-Q which will be posted on its website at www.odysseyre.com.

Reinsurance – Group Re

	First quarter
	2008	2007
Underwriting profit	1.1	1.7
Combined ratio	96.9%	96.6%
Gross premiums written	30.9	46.1
Net premiums written	31.1	46.0
Net premiums earned	36.2	51.7
Underwriting profit	1.1	1.7
Interest and dividends	8.9	8.7
Operating income	10.0	10.4
Net gains on investments	4.1	2.2
Pre-tax income before interest and other	14.1	12.6

During the first quarter of 2008, Group Re achieved a combined ratio of 96.9% and an underwriting profit of $1.1, compared to a combined ratio of 96.6% and an underwriting profit of $1.7 in the first quarter of 2007. First quarter results reflected a benefit of 3.0 combined ratio points ($1.1) of net favourable development of prior years’ reserves in the first quarter of 2008 compared to 3.8 combined ratio points ($2.0) of net favourable development in the first quarter of 2007. Increasingly competitive conditions in reinsurance markets accounted for declines in gross premiums written and net premiums written in the first quarter of 2008 compared to the first quarter of 2007 of 33.0% and 32.4% respectively. In the first quarter of 2008, decreased underwriting profit, increased interest and dividends and significantly increased net gains on investments produced pre-tax income before interest and other of $14.1 compared to $12.6 in the first quarter of 2007.

Runoff

	First quarter
	2008			2007
	U.S.	Europe	Total	U.S.	Europe	Total
Gross premiums written	(0.2)	–	(0.2)	5.7	—	5.7
Net premiums written	–	–	–	0.8	0.1	0.9
Net premiums earned	2.0	–	2.0	2.4	—	2.4
Losses on claims	(1.4)	(6.7)	(8.1)	(15.2)	(0.3)	(15.5)
Operating expenses	(11.6)	(9.0)	(20.6)	(7.7)	(8.3)	(16.0)
Interest and dividends	18.0	4.3	22.3	19.4	7.5	26.9
Operating income (loss)	7.0	(11.4)	(4.4)	(1.1)	(1.1)	(2.2)
Net gains on investments	169.7	8.1	177.8	11.9	0.1	12.0
Pre-tax income (loss) before interest and other	176.7	(3.3)	173.4	10.8	(1.0)	9.8

The Runoff segment generated pre-tax income of $173.4 for the first quarter of 2008, reflecting an operating loss of $4.4 and net gains on investments of $177.8, principally comprised of net gains related to credit default swaps of $146.5 and net gains of $25.2 related to equity total return swaps, partially offset by the recording of an other than temporary impairment on a common stock of $5.7. Lower losses on claims (reduced losses in U.S. runoff, partially offset by increases in European runoff losses, principally foreign currency translation losses) were offset by increased operating expenses and a decline in interest and dividends, resulting in the operating loss increasing to $4.4 in the first quarter of 2008 compared to $2.2 in the first quarter of 2007.

Other Elements of Net Earnings

Consolidated interest and dividend income in the first quarter of 2008 decreased by 9.3% to $180.1 from $198.6 in the first quarter of 2007, primarily due to the year-over-year decline in average short term interest rates, despite a $2.2 billion increase in the average investment portfolio for the first quarter of 2008 compared to the first quarter of 2007.

Consolidated net gains on investments in the first quarter of 2008 increased to $1,092.8 from $98.8 in the first quarter of 2007. Net gains on investments during the first quarter of 2008 included $698.1 of net gains related to credit default swaps, $370.3 of net gains related to other derivative positions, and $118.5 of net gains related to investments on common stocks, bonds and other investments, partially offset by $94.1 of other than temporary impairments recorded on common stocks, preferred stocks and bonds. Consolidated net gains on investments of $98.8 in the first quarter of 2007 included $62.1 of net gains related to credit default swaps, $6.8 of net losses related to other derivative positions, and $43.5 of net gains related to common stocks, bonds and other investments.

As of March 31, 2008, Fairfax owned $17.5 billion notional amount of credit default swaps with an average term to maturity of 3.7 years, an original cost of $305.7 and a fair value of $990.9. As of March 31, 2007, the company owned $16.7 billion notional amount of credit default swaps, with an original cost of $321.0 and a fair value of $178.8. During the first quarter of 2008, Fairfax sold $3.8 billion notional amount of credit default swaps for proceeds of $885.0 (2007 – nil) and recorded net gains on sale of $230.7 and net mark-to-market gains of $467.4 (net mark-to-market gains on credit default swaps of $62.1 in the first quarter of 2007).

For the April 1 to April 25, 2008 period, the net loss related to credit default swaps was $304.6. The fair value of the $17.5 billion notional amount of credit default swaps held at April 25, 2008 (including insignificant purchases and sales of credit default swaps during this period) was $684.9, compared to the fair value of $990.9 at March 31, 2008 of the $17.5 billion notional amount of credit default swaps held on that date.

The credit default swaps are extremely volatile, with the result that their market value and their liquidity may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known upon their disposition.

Consolidated interest expense decreased to $41.2 in the first quarter of 2008 from $48.9 in the first quarter of 2007, primarily reflecting reduced interest expense following the refinancing and retirement of debt completed during 2007 and 2008 to date. Consolidated interest expense is comprised of the following:

	First quarter
	2008	2007
Fairfax	23.0	27.5
Crum & Forster	7.0	8.3
OdysseyRe	9.0	9.5
Cunningham Lindsey	2.2	3.6
	41.2	48.9

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company’s investment management and administration fees and the investment income, including net gains on investments, from Fairfax’s cash, short term investments and marketable securities, and is comprised of the following:

	First quarter
	2008	2007
Fairfax corporate overhead	26.4	22.9
Subsidiary holding companies corporate overhead	19.4	8.2
Holding company interest and dividends	(14.1)	(8.3)
Holding company net gains on investments	(263.2)	(14.3)
Investment management and administration fees	(13.7)	(7.4)
	(245.2)	1.1

Increased Fairfax corporate overhead expense in the first quarter of 2008 resulted primarily from increased professional fees. Subsidiary holding companies corporate overhead expense for 2008 increased to $19.4 from $8.2 in 2007, primarily due to unrealized foreign currency translation losses at OdysseyRe. Corporate overhead expenses incurred in the first quarter of 2008 were more than offset by investment income earned on holding company cash, short term investments and marketable securities. Net gains on investments at the holding company of $263.2 in the first quarter of 2008 (2007 – $14.3) included $55.2 (2007 – nil) of net gains on sales of credit default swaps, $89.8 (2007 – $16.6) of net mark-to-market gains on credit default swaps and $124.7 (2007 – losses of $0.7) of net gains related to equity total return swaps.

The company recorded an income tax expense of $380.1 on its consolidated statement of earnings in the first quarter of 2008 at an effective tax rate of 33.0%, compared to income tax expense of $79.3 and an effective tax rate of 32.8% in the first quarter of 2007. The tax rate is comparable to the statutory tax rate of 33.5%.

The company’s non-controlling interests in its consolidated statements of earnings arose from the following subsidiaries:

	First quarter
	2008	2007
Northbridge	41.8	15.7
OdysseyRe	97.8	35.8
Cunningham Lindsey	—	0.4
	139.6	51.9

During the first quarter of 2008, Northbridge and OdysseyRe purchased on the open market 331,500 and 2,114,500 respectively of their common shares pursuant to their previously announced common share repurchase programmes, increasing Fairfax ownership of Northbridge to 61.0% and of OdysseyRe to 63.0% as at March 31, 2008.

Financial Condition

Holding company cash, short term investments and marketable securities at March 31, 2008 totaled $1,154.6 ($1,132.8 net of $21.8 of holding company short sale and derivative obligations), compared to $971.8 at December 31, 2007 ($963.4 net of $8.4 of holding company short sale and derivative obligations). Significant cash movements at the Fairfax holding company level during the first quarter of 2008 include interest paid of $15.6, the payment of $92.1 of common and preferred share dividends, the repurchase of subordinate voting shares for a net cost of $35.5, the receipt of $84.8 in cash dividends from subsidiaries, payments received from subsidiaries pursuant to tax sharing agreements of $13.7, investment management fees received of $18.0, and investment income earned on and the appreciation in the fair value of holding company cash, short term investments and marketable securities. The amount of holding company cash, short term investments and marketable securities varies with changes in the fair values of those securities.

Subsidiary cash and short term investments increased by $1,200.2 to $4,418.3 at March 31, 2008 from $3,218.1 at December 31, 2007, with the increase primarily relating to the reinvestment of the proceeds of sales of bonds and credit default swaps. Consolidated cash resources declined by $3.6 during the first quarter of 2008, reflecting $41.6 of cash provided by operating activities and $171.7 of cash provided by investment activities, principally net purchases of short term investments and other investment securities, offset by $223.3 of cash used in financing activities, principally common share dividends, repurchases by Northbridge and OdysseyRe of their common shares and the company’s repurchase of its subordinate voting shares. The first quarter 2008 decrease in consolidated cash resources improved relative to the $2,703.9 decrease in consolidated cash resources in the first quarter of 2007, which primarily related to $2,664.1 of cash used in investing activities as a result of greater net purchases of investment securities during the quarter.

The decline in reinsurance recoverable to $4,804.7 at March 31, 2008 from $5,038.5 at December 31, 2007 and the decline in provision for claims to $14,904.9 from $15,048.1 relate primarily to continued progress by the runoff operations and to reduced underwriting activity as a result of the insurance and reinsurance operating companies’ disciplined response to the softening underwriting cycle and increasingly competitive market conditions.

Portfolio investments comprise investments carried at fair value and investments carried at equity-accounted values (at March 31, 2008, these included primarily the company’s minority investments in Advent Capital (Holdings) PLC, ICICI Lombard General Insurance Company and the operating companies of Cunningham Lindsey), the aggregate carrying value of which was $19,530.2 at March 31, 2008 ($18,603.3 net of short sale and derivative obligations). The unrecorded excess of fair value over the carrying value of investments carried at equity was $66.1 at March 31, 2008 ($77.7 at December 31, 2007).

Future income tax assets declined by $130.8 to $213.5 during the first quarter of 2008, the decrease being primarily attributable to the utilization of losses at the Canadian holding companies and within the U.S. consolidated tax group. Income taxes payable increased by $172.7 to $241.6 during the first quarter of 2008, principally reflecting increased taxable income in 2008 compared to the first quarter of 2007.

Capital Structure and Liquidity

The company’s capital structure and financial ratios were as follows:

	March 31, 2008		December 31, 2007
Holding company cash, short term investments and marketable securities, net of short sale and derivative obligations	1,132.8		963.4
Holding company debt	929.5		1,063.2
Subsidiary debt	911.1		915.0
Other long term obligations – holding company	191.3		192.6
Total debt	2,031.9		2,170.8
Net debt	899.1		1,207.4
Common shareholders’ equity	4,672.6		4,121.4
Preferred equity	136.6		136.6
Non-controlling interests	1,592.0		1,585.0
Total equity and non-controlling interests	6,401.2		5,843.0
Net debt/total equity and non-controlling interests	14.0%		20.7%
Net debt/net total capital	12.3%		17.1%
Total debt/total capital	24.1%		27.1%
Interest coverage	28.9	x	11.3	x

Cash, short term investments and marketable securities held at the holding company at March 31, 2008 of $1,154.6, net of holding company short sale and derivative obligations of $21.8, resulted in a net balance of cash, short term investments and marketable securities of $1,132.8 ($963.4 at December 31, 2007). At March 31, 2008 the company’s consolidated net debt/net total capital ratio improved to 12.3% from 17.1% at December 31, 2007, and the consolidated total debt/total capital ratio improved to 24.1% from 27.1% at December 31, 2007.

Holding company indebtedness declined by $135.0 to $1,120.8 from $1,255.8 at December 31, 2007, primarily reflecting the conversion of the company’s 5% convertible senior debentures due July 15, 2023 on February 13, 2008 into 886,888 subordinate voting shares of the company (the company paid a nominal amount of cash to redeem the unconverted debentures and in lieu of fractional shares).

Subsidiary indebtedness decreased by $3.9 to $911.1 from $915.0 at December 31, 2007, reflecting a decrease in debt transaction costs relating to quarterly amortization and a decrease in the carrying value of debt as a result of the impact of movements in the U.S. dollar-Canadian dollar exchange rate on Canadian dollar-denominated debt.

The company believes that cash, short term investments and marketable securities held at the holding company provide more than adequate liquidity to meet the holding company’s obligations in 2008. In addition to these holding company resources, the holding company expects to continue to receive investment management fees, investment income on its holdings of cash, short term investments and marketable securities, and tax sharing payments and dividends from its insurance and reinsurance subsidiaries (although tax sharing payments in 2008 are expected to decline relative to those received in 2007 due to the 2006 deconsolidation of OdysseyRe from the U.S. consolidated tax group). In April 2008, the company redeemed the $62.1 principal amount of maturing senior notes. The holding company’s remaining known obligations for 2008 consist of interest and overhead expenses, preferred share dividends, and approximately $25.0 of purchase consideration payable.

Primarily as a result of the first quarter of 2008 net earnings, shareholders’ equity at March 31, 2008 increased by $551.2 to $4,809.2 from $4,258.0 at December 31, 2007. Common shareholders’ equity at March 31, 2008 was $4,672.6 or $253.63 per basic share (excluding the unrecorded $66.1 excess of fair value over the carrying value of investments carried at equity) compared to $230.01 per basic share at the end of 2007, representing an increase in the first quarter of 2008 of 10.3% (the number of basic shares increased by 756,338 during the first quarter of 2008, primarily as a result of the conversion of the company’s convertible debentures referred to above). At March 31, 2008 there were 18,423,128 shares effectively outstanding.

SEC Subpoenas

There have been no material developments on this matter beyond the disclosure in the company’s 2007 Annual Report. For a full description of this matter, please see “SEC Subpoenas” in note 7 to the consolidated financial statements.

Lawsuits Seeking Class Action Status

There have been no material developments on this matter beyond the disclosure in the company’s 2007 Annual Report. For a full description of this matter, please see “Lawsuits” in note 7 to the consolidated financial statements.

Comparative Quarterly Data (unaudited)

	March 31, 2008	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007	December 31, 2006	September 30, 2006	June 30, 2006
Revenue	2,390.8	2,407.4	1,871.2	1,670.1	1,535.0	1,638.5	1,515.1	1,935.6
Net earnings (loss)	631.8	563.6	253.2	168.1	110.9	159.1	(359.2)	229.2
Net earnings (loss) per share	$34.72	$31.71	$14.12	$9.32	$6.10	$8.81	$(20.41)	$12.73
Net earnings (loss) per diluted share	$33.78	$30.15	$13.47	$8.92	$5.88	$8.45	$(20.41)	$12.14

Excluding any effect of the 2005 hurricanes, operating results at the company’s insurance and reinsurance operations have been improving as a result of company efforts, although they have been affected by an increasingly difficult environment (interrupted temporarily subsequent to the 2005 hurricanes). Apart from reserve strengthenings which have occurred, individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments (including significant gains related to credit default swaps in the fourth quarter of 2007 and the first quarter of 2008), the timing of which is not predictable.

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net income if the reserves of our subsidiaries (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks our subsidiaries insure that are higher or lower than expected; the lowering or loss of one of our subsidiaries’ financial or claims paying ability ratings; an inability to realize our investment objectives; exposure to credit risk in the event our subsidiaries’ reinsurers or insureds fail to make payments; a decrease in the level of demand for our subsidiaries’ products, or increased competition; an inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect our subsidiaries; an inability to obtain required levels of capital; an inability to access cash of our subsidiaries; risks associated with requests for information from the Securities and Exchange Commission or other regulatory bodies; risks associated with current government investigations of, and class action litigation related to, insurance industry practice or any other conduct; the passage of new legislation; and the failure to realize future income tax assets. Additional risks and uncertainties are described in our Annual Report which is available at www.fairfax.ca and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.